UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 410th MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 14th, 2020

1.         DATE, TIME AND PLACE: At 9:00 a.m., on May 14th 2020, at Gustavo Armbrust Street, 36, 10th floor, Nova Campinas, ZIP code 13025-106 in the city of Campinas, State of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2nd, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraphs 1st and 7th, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and with the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i) To take cognizance of the managerial highlights and material facts occurred since the last Ordinary Meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii) To recommend, in terms of the Board of Executive Officers’ Resolution NO. 2020079-C, the favorable vote to its representatives in the deliberative bodies of the following controlled companies for the approval for the execution of new contracts (“Contracts”) for the acquisition of Fiber Poles by Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Companhia Jaguari de Energia (“CPFL Santa Cruz”) and RGE Sul Distribuidora de Energia S.A. (“RGE”) (altogether “Distribution Companies”). For all hiring, taxes and expenses are included, with an execution term of 42 (forty-two) months, considered from the date of the signing of the contract, with March 2020 price basis, with quarter readjustment, limited to the percentage of variation of the parametric formulas in the period.

(ii) To recommend, in terms of the Board of Executive Officers’ Resolution NO. 2020078-C, the favorable vote to its representatives in the deliberative bodies of the following controlled companies for the approval of the execution of new contracts (“Contracts”) for services provision of pruning of the primary and secondary distribution lines, mowing of the distribution and transmission lines and cleaning of substations by CPFL Paulista, CPFL Piratininga and CPFL Santa Cruz (jointly " Distribution Companies "). For all Contracts, taxes and expenses are included, with January 2020 price basis, with annual readjustment, limited to the percentage of variation of the parametric formula in the period.

(iv) To recommend, in terms of the Board of Executive Officers’ Resolution NO. 2020107-G , in substitution of Resolution 2020084-G, the favorable vote to its representatives on the Board of Directors of Campos Novos Energia S.A. ("ENERCAN") to sign new contracts and/or amendment terms between ENERCAN and its buyers Companhia Brasileira de Alumínio ("CBA"), Polarix S.A. ("Polarix") and Companhia Estadual de Geração e Transmissão de Energia Elétrica ("CEEE-GT"), in order to equalize the energy sale price and achieve the contribution balance of each shareholder with ENERCAN, as follows:

(a) The execution of an Amendment to CNO-CBA Contract, between ENERCAN and CBA, with effect from its signature or earlier date to be decided by the parties, remaining unaltered the other conditions originally hired;

(b) The execution of an Amendment to CNO-VMN Contract, between the parties ENERCAN and Pollarix, with effect from its signature or earlier date to be decided by the parties, remaining unaltered the other conditions originally hired

(c) The execution of a new Contract between ENERCAN and CEEE-GT, with effects from April 1st, 2020, for a period of 9 (nine) months, in the total amount of up to R$ 37,830,320.72 (thirty-seven million, eight hundred and thirty thousand three hundred and twenty reais and seventy-two cents). For the years after 2020, the new contract(s) or amendments to the existing contract will follow the provisions of ENERCAN 's current shareholders agreement; and

(d) Considering the provisions of ENERCAN’s shareholders agreement about the shareholders obligation to acquire its respective energy take, during the concession period, the Company’s representatives in ENERCAN shall endeavor their best efforts to execute the new energy sell and purchase contract and/or execute any amendments necessary for the term adjustment of the existing energy sell and purchase contract to cover the whole concession period, which will follow the provisions of ENERCAN 's current shareholders agreement.

The following items were presented: (a) Gameleira Antecipation; (b) Analysis of Quarterly Financial Information (ITR); (c) LTI – Annual Grant; (d) Report of Annual Tariff Adjustment (CPFL Santa Cruz); (e) Report of Annual Tariff Adjustment (CPFL Paulista); (f) Monthly Results (March/2020); (g) Management Forecast; (h) Monthly Health and Safety Report;  (i) Business Development Follow Up; and (j) Pipeline.

6. CLOSURE: With no business to be further discussed, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal implications, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors’ Meetings Book.

Campinas, May14th, 2020.

Bo Wen

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 28, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.